Exhibit 99.1

PRESS RELEASE

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca	CHC Declares Annual Dividend

Thursday, September 22, 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today that its board of directors has declared an annual dividend of $0.40 (all figures in Canadian dollars) payable quarterly at $0.10 on each Class A Subordinate Voting Share and on each Class B Multiple Voting Share. The dividend will be payable on the following dates to shareholders of record as at the close of business on the dates indicated:

Shareholder Record Date	Dividend Payment Date
Oct 24/05	Nov. 7/05
Jan 23/06	Feb. 6/06
Apr 24/06	May 8/06
July 24/06	Aug 7/06

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in 30 countries around the world.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Chris Flanagan,
And Chief Financial Officer	Director of Communications
604-276-2494	604-279-2493/778-999-3705

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@stjohns.chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.